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Exhibit 99(E)

AUTOMATIC DIVIDEND REINVESTMENT PLAN

TERM AND CONDITIONS

        Pursuant to this Automatic Dividend Reinvestment Plan (the "Plan") of the Reaves Utility Income Fund (the "Trust"), unless a holder (a "Shareholder") of the Trust's common shares of beneficial interest (the "Common Shares") otherwise elects, all dividends and distributions on such Shareholders' Common Shares will be automatically reinvested by the Bank of New York ("BONY") as agent for Shareholders in administering the Plan (the "Plan Administrator"), in additional common Shares of the Trust. Shareholders who elect not to participate in the Plan will receive all dividends and other distributions in cash paid by check mailed directly to the Shareholder of record (or, if the Common Shares are held in street or other nominee name, then to such nominee) by BONY as the Dividend Disbursing Agent. Participants may elect not to participate in the Plan and to receive all dividends and distributions in cash by sending written instructions to BONY, as the Dividend Disbursing Agent, at the address set forth below. Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by written notice if received by the Plan Administrator not less than ten days prior to any dividend or distribution payment date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or distribution.

        The Plan Administrator will open an account for each Shareholder under the Plan in the same name in which such Shareholder's Common Shares are registered. Whenever the Trust declares a dividend or distribution (collectively referred to as "dividends") payable in cash, non-participants in the Plan will receive cash and participants in the Plan will receive the equivalent in Common Shares. The Common Shares will be acquired by the Plan Administrator for the participants' accounts, depending upon the circumstances described below, either (i) through receipt of additional unissued but authorized Common Shares from the respective Trust ("newly issued Common Shares") or (ii) by purchase of outstanding Common Shares on the open market ("open market purchases") on the American Stock Exchange, the primary national securities exchange on which the common shares are traded, or elsewhere.

        If on the payment date for any dividend, the market price per Common Share plus estimated brokerage commissions is greater than the net asset value per Common Share (such condition being referred to herein as "market premium"), the Plan Administrator will invest the dividend amount in newly issued Common Shares, including fractions, on behalf of the participants. The number of newly issued Common Shares to be credited to each participant's account will be determined by dividing the dollar amount of the dividend by the net asset value per Common Share on the payment date; provided that, if the net asset value per Common Share is less than or equal to 95% of the market price per Common Share on the payment date, the dollar amount of the dividend will be divided by 95% of the market price per Common Share on the payment date.

        If on such payment date for any dividend, the net asset value per Common Share is greater than the market value per Common Share plus estimated brokerage commissions (such condition being referred to herein as "market discount"), the Plan Administrator will invest the dividend amount in Common Shares acquired on behalf of the participants in open-market purchases.

        In the event a market discount on the payment date for any dividend, the Plan Administrator will have until the last business day before the next date on which the Common Shares trade on an "ex-dividend" basis or 30 days after the payment date for such dividend, whichever is sooner (the "last purchase date"), to invest the dividend amount in Common Shares acquired in open-market purchases. It is contemplated the Trust will pay monthly dividends. Therefore the period during which open-market purchases can be made will exist only from the payment date of each dividend through the date before the next "ex-dividend" date which will be approximately ten days. If, before the Plan Administrator has completed its open-market purchases, the market price of the Common Shares exceeds the net asset value per Common Share, the average price per Common Share purchase price paid by the Plan may exceed the net asset value of the Common Shares, resulting in the acquisition of fewer Common Shares than if the dividend had been paid on newly issued Common Shares on the dividend payment date. Because of the foregoing difficulty with respect to open market purchases, if the Plan Administrator is unable to invest the full dividend amount in open-market purchases during the purchase period or if the market discount shifts to a market premium during the purchase period, the Plan Administrator may cease making open-market purchases and may invest the uninvested portion of the dividend amount in newly issued Common Shares at the net asset value per Common Share at the close of business on the last purchase date; provide that, if the net asset value per Common Share is less than 95% of the market price per Common Share on the payment date, the dollar amount of the dividend will be divided by 95% of the market price per Common Share on the payment date.

        The Plan Administrator will maintain all Shareholders' accounts in the plan and furnish written confirmation of all transactions in the accounts, including information needed by Shareholders for tax records. Common Shares in the account of each Plan participant will be held by the Plan Administrator on behalf of the Plan participant.

        In the case of Shareholders such as banks, brokers or nominees that hold Common Shares for other beneficial owners, the Plan Administrator will administer the plan on the basis of number of Common Shares certified from time to time by the record Shareholder and held for the account of beneficial owners who participate in the Plan.

        There will be no brokerage charges with respect to Common Shares issued directly by the Trust as a result of dividends and capital gains distributions payable either in Common Shares or cash. However, each participant will pay a pro-rata share of brokerage commissions with respect to the Plan Administrator's open-market purchases in connection with the reinvestment of dividends.

        For the avoidance of doubt, no Common Shares will be issued under the Plan at a price less than net asset value or under any circumstance that may violate the Investment Company Act of 1940, as amended, or any rules promulgated thereunder.

VOTING

        Each Shareholder proxy will include those Common Shares purchased or received pursuant to the Plan. The Plan Administrator will forward all proxy solicitation materials to participants and vote proxies for Common Shares held pursuant to the Plan in accordance with the instructions of the participants.

TAXATION

        The automatic reinvestment of dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends.

AMENDMENT OF THE PLAN

        The Plan may be amended or terminated by the Trust. There is no direct service charge to participants in the Plan; however, the Trust reserves the right to amend the Plan to include a service charge payable by the participants. Notice will be sent to Plan participants of any amendments as soon as practicable after such action by the Trust.

INQUIRIES REGARDING THE PLAN

        Correspondence concerning the Plan should be directed to the Bank of New York in its capacity as Plan Administrator and/or Dividend Disbursing Agent, as applicable, at The Bank of New York, 101 Barclay Street, New York, New York 10286, 20th Floor, Transfer Agent Services, (800) 433-8191.

APPLICABLE LAW

        These terms and conditions shall be governed by the laws of the State of New York without regard to its conflicts of laws provisions.

EXECUTION

        To record the adoption of the Plan of February    , 2004, the Trust has caused this Plan to be executed in the name and on behalf of each Trust by a duly authorized officer.

By and behalf of Reaves Utility Income Fund

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AUTOMATIC DIVIDEND REINVESTMENT PLAN